                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G
                                (RULE 13d-102)
                                AMENDMENT NO. 2


                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULES 13D-1(b) AND (c) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)


                        APPLIED VOICE TECHNOLOGY, INC.
                        ------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
                         ----------------------------
                        (Title of Class of Securities)

                                  0328M 10 5
                                  ----------
                     (CUSIP Number of Class of Securities)




                               Page 1 of 6 Pages

-----------------------                                  ---------------------
  CUSIP NO. 0328M 10 5           SCHEDULE 13G              PAGE 2 OF 6 PAGES
-----------------------         AMENDMENT NO. 2          ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Richard J. LaPorte

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not applicable                                            (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            354,408

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             354,408

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      354,408

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                       [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      6.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------



                               Page 2 of 6 Pages

ITEM 1(a) NAME OF ISSUER.

     This Schedule 13G relates to Applied Voice Technology, Inc., a Washington corporation (the "Company").

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

     The Company's principal executive offices are located at 11410 N.E. 122nd Way, Kirkland, Washington 98034

ITEM 2(a) NAME OF PERSON(S) FILING.

     This Schedule 13G relates to Richard J. LaPorte

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE.

     The business address of the reporting person is 11410 N.E. 122nd Way, Kirkland, Washington 98034

ITEM 2(c) CITIZENSHIP.

     Mr. LaPorte is a United States citizen

ITEM 2(d) TITLE OF CLASS OF SECURITIES.

     This Schedule 13G relates to the Company's common stock, $.01 par value per share (the "Common Stock").

ITEM 2(e) CUSIP NUMBER.

     The CUSIP Number for the Company's Common Stock is 03828M 10 5.

ITEM 3 IF THIS STATEMENT IF FILED PURUSANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON(S) FILING IS A:

          (a)  [_]  Broker or dealer registered under Section 15 of the Act,

          (b)  [_]  Bank as defined in Section 3(a)(6) of the Act.

          (c)  [_]  Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [_] Investment Company registered under Section 8 of the Investment Company Act,


                               Page 3 of 6 Pages

          (e) [_] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

          (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

          (g)  [_]  Parent Holding Company in accordance with
                    Section 240.13d-1(b)(1)(ii)(G).

          (h)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

                                NOT APPLICABLE

ITEM 4    OWNERSHIP.

     The following describes the ownership of Common Stock

          (a) Amount Beneficially Owned:  354,408/1/

          (b) Percent of Class:  6.2%

          (c) Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote: 354,408

              (ii)  Shared power to vote or to direct the vote: 0

              (iii) Sole power to dispose or to direct the disposition of:
                    354,408

              (iv)  Shared power to dispose or to direct the disposition of: 0

ITEM 5.   OWNERSHIP OF 5% OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]

ITEM 6.   OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON.

     Not applicable

-----------------
      /1/ Includes 351,708 shares issuable upon exercise of employee stock options which are currently exercisable or become exercisable within 60 days of December 31, 1997.

                               Page 4 of 6 Pages

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

     Not applicable

ITEM 9    NOTICE OF DISSOLUTION OF THE GROUP

     Not applicable

ITEM 10   CERTIFICATION.

     Not applicable


                               Page 5 of 6 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1998.
                                           /s/ Richard J. LaPorte
                                       ------------------------------
                                             Richard J. LaPorte


                               Page 6 of 6 Pages